Exhibit 99.8
Thompson Creek Metals Company Inc. (formerly Blue Pearl Mining Ltd.)
Management’s Discussion and Analysis
Three and Six Months Ended June 30, 2007 and 2006
(US dollars in thousands, except per share and per pound amounts, unless otherwise indicated)
This discussion and analysis should be read in conjunction with the Corporation’s unaudited interim consolidated financial statements for the three and six months ended June 30, 2007 and 2006 along with the Corporation’s Management’s Discussion and Analysis and the audited consolidated financial statements and related notes thereto for the years ended December 31, 2006 and 2005 which were prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts are expressed in US dollars unless otherwise indicated. Additional information on the Corporation is available on SEDAR at www.sedar.com.
Name changes
In May, the Corporation changed its name to Thompson Creek Metals Company Inc. from Blue Pearl Mining Ltd. Also in May 2007, Thompson Creek Metals Company, the principal subsidiary of the Corporation that was acquired in October 2006, changed its name to Thompson Creek Metals Company USA.
Highlights
•	Revenues were $247.8 million in the second quarter and $515.8 million in the first half of 2007.

•	Net income was $56.8 million or $0.51 per basic and $0.45 per diluted share in the second quarter and $104.5 million or $0.97 per basic and $0.89 per diluted share in the first half.

•	Debt was reduced by $50.4 million during the second quarter and by a total of $133.5 million since the beginning of 2007. As at June 30, 2007, the principal outstanding on the First Lien Credit Facility was $269.5 million and cash balances totaled $94.4 million.

•	Average realized prices on molybdenum sales rose to $29.59 per pound in the second quarter from $25.57 in the first quarter.

•	At the Endako Mine, updated estimates of reserves announced in July significantly extend the mine life to 27 years at current production rates.
Introduction
Thompson Creek Metals Company Inc. (formerly Blue Pearl Mining Ltd.) (“TCM” or the “Corporation”) acquired Thompson Creek Metals Company USA (“Thompson Creek USA”) on October 26, 2006. TCM is one of the world’s largest publicly traded, pure molybdenum producers and owns the Thompson Creek Mine (mine and mill) in Idaho, the Langeloth Metallurgical Facility in Pennsylvania and a 75% joint venture interest in the Endako Mine (mine, mill and roaster) in British Columbia. This acquisition transformed the Corporation into a significant molybdenum producer with vertically integrated mining, milling and processing operations.
The Corporation is developing the Davidson molybdenum property (“Davidson Project”) in British Columbia. A feasibility study and permitting are currently underway. Depending upon the feasibility study and permitting, production is expected from the Davidson mine in 2008 and synergies are expected by using the Endako mill and roaster, which is within trucking distance, to process Davidson ore.

Operations
The key statistics are presented in the table below. The Canadian operations reflect the Corporation’s 75% joint venture interest in the Endako Mine. As the Corporation had no operations for the three and six months ended June 30, 2006, comparative periods have not been presented.

	Three months ended June 30, 2007
	(Unaudited)

	US	Canadian
Key Statistics	Operations	Operations	Total

Molybdenum sold
Volume (000’s lb)	6,513	1,641	8,154
Realized price ($/lb)	$30.07	$27.69	$29.59
Revenue	$195,814	$45,441	$241,255

Operating expenses (Note 1)
$/lb Mo sold	$17.88	$6.92	$15.67
Operating expenses	$116,446	$11,361	$127,807

Mining (000’s tonnes)
Ore	753	2,076	2,829
Waste	8,134	1,641	9,774
Total	8,887	3,717	12,604
Strip ratio	8.23	0.86	6.05

Milling (000’s tonnes) (Note 2)	1,885	1,942	3,827
Grade (% molybdenum)	0.07	0.06	0.07
Recovery (%)	75.0	76.4	75.7

Molybdenum produced (000’s lbs) (Note 3)	2,343	2,123	4,466
Production costs ($/lb) (Note 4)	$6.74	$7.48	$7.09

Note 1	—	Operating expenses include production costs, costs to acquire and process 3rd party concentrate, realized and unrealized gains and losses on 3rd party concentrate purchase contracts and inventory changes.

Note 2	—	Much of the ore currently being milled by the US Operations is sourced from the low-grade stockpile.

Note 3	—	These amounts reflect molybdenum produced at the Thompson Creek and Endako mines but do not include molybdenum purchased from third parties, roasted and sold by the Corporation.

Note 4	—	These costs reflect production and roasting costs, excluding deferred stripping costs, for molybdenum from the Thompson Creek and Endako mines only.

	Six months ended June 30, 2007
		(Unaudited)

	US	Canadian
Key Statistics	Operations	Operations	Total

Molybdenum sold
Volume (000’s lb)	14,885	3,754	18,639
Realized price ($/lb)	$27.19	$25.92	$26.93
Revenue	$404,674	$97,316	$501,990

Operating expenses (Note 1)
$/lb Mo sold
Inventory purchase price adjustment (Note 2)	$1.99	$—	$1.59
Other operating	$15.58	$7.46	$13.95

Total	$17.57	$7.46	$15.54

Inventory purchase price adjustment (Note 2)	$29,599	$—	$29,599
Other operating expenses	$231,969	$28,006	$259,975

Total	$261,568	$28,006	$289,574

Mining (000’s tonnes)
Ore	2,322	3,987	6,309
Waste	13,248	2,851	16,099
Total	15,569	6,838	22,407
Strip ratio	4.87	0.79	3.63

Milling (000’s tonnes) (Note 3)	3,534	3,713	7,247
Grade (% molybdenum)	0.09	0.06	0.08
Recovery (%)	83.3	74.7	78.9

Molybdenum produced (000’s lbs) (Note 4)	6,185	3,714	9,899
Production costs ($/lb) (Note 5)	$5.36	$7.80	$6.27

Note 1	—	Operating expenses include production costs, costs to acquire and process 3rd party concentrate, realized and unrealized gains and losses on 3rd party concentrate purchase contracts and inventory changes.

Note 2	—	See Year-to-date Income Statement section of this Management’s Discussion and Analysis for explanation.

Note 3	—	Much of the ore currently being milled by the US Operations is sourced from the low-grade stockpile.

Note 4	—	These amounts reflect molybdenum produced at the Thompson Creek and Endako mines but do not include molybdenum purchased from third parties, roasted and sold by the Corporation.

Note 5	—	These costs reflect production and roasting costs, excluding deferred stripping costs, for molybdenum from the Thompson Creek and Endako mines only.
United States Operations
During the 2nd quarter of 2007, the US Operations sold 6.5 million pounds of molybdenum at an average realized price of $30.07 per pound to generate $195,814 in revenue. These sales include product mined at the Thompson Creek Mine and material purchased from other suppliers and processed at the Langeloth facility. In addition, tolling and calcining of third party material at the Langeloth facility provided revenues of $6,529.

The US Operations produced 2.3 million pounds of molybdenum from the Thompson Creek Mine in the 2nd quarter of 2007. This production was lower than historic levels and lower than planned for several reasons. The Thompson Creek Mine is in a development stage, in between two phases of the mine plan. Until the development of the next phase, Phase 6, is complete, the mine is producing primarily from lower grade, stockpiled material. This material is difficult to mill and has lower grade than the Phase 6 ore. In addition, the development work for Phase 6 has, earlier than expected, prevented access to exposed ore at the bottom of the pit. It is anticipated that, as the year progresses, the operations at the mine will continue to have improving access to Phase 6 ore consistent with the existing mine plan. The average production cost to mine, mill and process this ore, but excluding deferred stripping costs, was $6.74 per pound during the quarter. As a result of lower than anticipated production in the quarter, physical product inventory on hand at June 30, 2007 was lower than March 31, 2007.
For the six months ended June 30, 2007, the US Operations sold 14.9 million pounds of molybdenum at an average realized price of $27.19 per pound to generate $404,674 in revenue. Included in these sales was a 1st quarter one time sale of approximately 1.0 million pounds of molybdenum resulting from the strong market demand. These sales include product mined at the Thompson Creek Mine and material purchased from other suppliers and processed at the Langeloth facility. In addition, tolling and calcining of third party material at the Langeloth facility provided revenues of $13,761.
The US Operations produced 6.2 million pounds of molybdenum from the Thompson Creek Mine for the six months ended June 30, 2007. This production was lower than historic levels and lower than planned for several reasons. The Thompson Creek Mine is in a development stage, in between two phases of the mine plan. Until the development of the next phase, Phase 6, is complete, the mine is producing primarily from lower grade, stockpiled material. This material is difficult to mill and has lower grade than the Phase 6 ore. In addition, the development work for Phase 6 has, earlier than expected, prevented access to exposed ore at the bottom of the pit. It is anticipated that, as the year progresses, the operations at the mine will continue to have improving access to Phase 6 ore consistent with the existing mine plan. The average production cost to mine, mill and process this ore, excluding deferred stripping costs, was $5.36 per pound during the six months.
Canadian Operations
During the 2nd quarter of 2007, the Canadian Operations (the Corporation’s 75% interest in the Endako Mine Joint Venture) sold 1.6 million pounds of molybdenum at an average realized price of $27.69 per pound to generate $45,441 in revenue. The Canadian Operations produced 2.1 million pounds of molybdenum at an average cost of $7.48 per pound. Strong sales in the 1st quarter of 2007 reduced inventory to minimal levels. As a result of the lower inventory level, sales in the 2nd quarter lagged. The reduced sales and increased production have resulted in an increase in the inventory level at June 30, 2007.
During the six months ended June 30, 2007, the Canadian Operations sold 3.8 million pounds of molybdenum at an average realized price of $25.92 per pound to generate $97,316 in revenue. The Canadian Operations produced 3.7 million pounds of molybdenum at an average cost of $7.80 per pound.
Acquisition of Thompson Creek USA
Prior to the Thompson Creek USA purchase in October 2006, the Corporation’s mining assets were limited to the Davidson Project which is in the feasibility study and permitting stage and therefore there were no operations in the comparable period in 2006.
The Corporation is required to pay to the former shareholders of Thompson Creek USA a contingent payment of between $50,000 and $100,000 if the average market price for molybdenum is between $15 and $25 per pound in 2007. At June 30, 2007, the Corporation recorded $50,000 acquisition cost payable related to the 2008 contingent payment.
The revised consolidated balance sheet at acquisition is presented below. The consolidated balance sheet may differ from the consolidated balance sheet determined after the completion of the valuation process. This allocation of the purchase price is preliminary and is based on management’s current estimate of the fair value of the assets and liabilities acquired. The final fair-value estimate could be materially different from that currently being used. Management is continuing to assess the estimated fair value for certain assets and liabilities acquired including property, plant and equipment, inventories, asset retirement obligations, future income taxes and intangible assets.
Preliminary Purchase Price Allocation

Assets
Cash	$36,280
Property, plant and equipment	490,032
Product inventory	195,883
Material and supplies inventory	26,503
Accounts receivable	83,733
Reclamation deposits	22,727
Restricted cash	7,578
Other assets	3,851
Goodwill	101,593

968,180

Liabilities
Accounts payable and accrued liabilities	26,968
Long term debt	9,585
Asset retirement obligation	25,651
Future tax liability	195,051
Sales contract liability	16,583
Other liabilities	7,411

281,249

Net assets acquired	$686,931

Purchase Price

Paid on closing	$575,000
Paid subsequent to closing	61,529
Acquisition cost payable	50,000
Costs	402

$686,931

2nd Quarter Financial Review
Selected Financial Information (unaudited)
(US$ in thousands, except per share amounts)

	Three months ended		Six months ended
	June 30		June 30
	2007	2006	2007	2006

Molybdenum sold (000’s lb)	8,154	—	18,639	—
Revenue	$247,784	$—	$515,751	$—
Cost of sales	$143,658	$—	$323,544	$—
Income from mining operations	$104,126	$—	$192,207	$—
Net income (loss)	$56,799	$(2,855)	$104,534	$(5,336)
Income (loss) per share
- basic	$0.51	$(0.06)	$0.97	$(0.11)
- diluted	$0.45	$(0.06)	$0.89	$(0.11)
Cash flow from operating activities	$359	$(2,750)	$105,418	$(6,423)

	June 30	December 31
	2007	2006

Cash and cash equivalents	$94,353	$98,059
Working capital	$174,533	$183,589
Total assets	$987,253	$899,912
Total long term debt	$270,689	$397,806
Shareholders’ equity	$393,494	$224,051
Shares outstanding (000’s)	112,306	100,528
Income Statement
The net income for the 2nd quarter of 2007 was $56,799 or $0.51 per share, compared to a net loss of $2,855 or $0.06 per share for the same period in 2006.
During the quarter, 8.2 million pounds of molybdenum were sold at an average realized price of $29.59 per pound for total revenue from molybdenum sales of $241,255. The Corporation also generated revenue of $6,529 from toll roasting third party molybdenum products and from recovering metals in spent catalyst. No revenues were earned by the Corporation for the same period in 2006 as it was in the development stage.
Operating expense in the 2nd quarter of 2007 totaled $127,807 or $15.67 per pound of molybdenum. These expenses include molybdenum mined at the Thompson Creek and Endako mines and third party purchases at near market prices. The Corporation did not incur any cost of sales in the 2nd quarter of 2006 as it was in the development stage.
General and administrative expense increased by $3,094 to $3,672 in the 2nd quarter of 2007 from the same period in 2006. The Corporation is now an operating company since the acquisition of Thompson Creek USA but was only in the development stage in the 2nd quarter of 2006. This increase primarily relates to staff compensation, audit and accounting fees and investor relation costs.

Exploration and development expense increased by $28 to $2,364 in the 2nd quarter of 2007 as compared to 2006. These costs primarily relate to the Davidson Project and vary quarterly depending on activities in a particular quarter. The Corporation is continuing with permitting and feasibility work for the Davidson Project and expects to have the feasibility study completed in 2007.
Interest income increased by $2,204 to $2,263 in the quarter as compared to the same period in 2006 as the Corporation had more cash from the equity financing related to the purchase, cash acquired with the Thompson Creek USA purchase and cash generated from operations.
Interest expense and finance fees of $9,670 in 2007 resulted from the long-term debt borrowed to finance the Thompson Creek USA acquisition and equipment loans. The Corporation had no debt prior to the acquisition and therefore did not incur interest expense in the same period last year.
The Corporation has entered into agreements to purchase foreign currency on a forward basis. The Corporation has determined that these agreements are derivative instruments. The change in fair value of all of these agreements has resulted in an unrealized gain on other derivative instruments in the 2nd quarter of 2007 of $590 compared to nil in the same period last year.
Stock based compensation was $5,810 in the three months ended June 30, 2007 and nil in the same period in 2006. Options were granted to new and promoted staff in 2007.
Tax expense was $26,185 for the current quarter in 2007 as a result of the profitable operations in 2007. The Corporation had no tax expense in the second quarter of 2006.
Cash Flows
Cash from operating activities provided $359 in the three months ended June 30, 2007 and required $2,750 in 2006. The increased cash flow was a result of the Thompson Creek USA acquisition in October 2006. The net income for the three months in 2007 of $56,799 included non-cash charges such as unrealized gain on derivative instruments of $590, stock-based compensation of $5,810, depreciation and depletion of $11,970 and amortized finance fees of $1,633 which were only partially offset by a future tax recovery of $7,792.
Cash from operating activities was reduced significantly in the 2nd quarter of 2007. A significant impact on the cash from operating activities was the $53,053 increase in product inventory. This increase is primarily a result of purchasing 3rd party concentrate at the higher prevailing market prices and an increase volume of 3rd party purchased inventory on hand at June 30, 2007. Another significant impact on the cash from operating activities was the $89,747 payment for income and mining tax installments in the 2nd quarter of 2007. These amounts were much higher than usual this quarter due to the timing of annual and quarterly installments and the prepayment of certain taxes to reduce interest costs. Quarterly installments for US income and mining taxes for the 1st and 2nd quarter of each year are due and payable during the 2nd quarter of each year. Tax installments relating to the 1st quarter were $18,300. Additionally, the Corporation paid $21,949 as a result of prior period under funded Canadian tax installments and prepaid $9,030 in Canadian tax installments to eliminate the non-deductible interest accrued on the under funded tax installments.
Investing activities required $13,005 for the 2nd quarter of 2007 primarily for capital expenditures and deferred stripping costs.
Financing activities used $11,812 in the 2nd quarter of 2007. The Corporation paid $49,750 as a principal payment on its 1st Lien credit facility and $603 on its equipment loans. The Corporation raised $38,541 through common share issues on the exercise of existing warrants and options and a private placement of 3million shares in the 2nd quarter.
Year-to-date Financial Review
Income Statement
The net income for the six month period of 2007 was $104,534 or $0.97 per share, compared to a net loss of $5,336 or $0.11 per share for the same period in 2006.
During the year, 18.6 million pounds of molybdenum were sold at an average realized price of $26.93 per pound. The Corporation also generated revenue of $13,761 from toll roasting third party molybdenum products and from recovering metals in spent catalyst. No revenues were earned by the Corporation for the same period in 2006 as it was in the development stage.
Operating expense for 2007 totaled $289,574 or $15.54 per pound of molybdenum. Included in the operating expenses is an amount related to the inventory portion of the Thompson Creek USA purchase price adjustment. Thompson Creek USA held 7.8 million pounds of inventory on the acquisition date. This inventory was deemed to be purchased by the Corporation, for accounting purposes, at fair value, resulting in an uplift of inventory costs of $98,531 over the original book value prior to the acquisition. During the 1st quarter of 2007, the remaining inventory purchased on acquisition was sold and the final $29,599 of the purchase price adjustment was allocated to operating expenses. The Corporation did not incur any cost of sales in 2006 as it was in the development stage.
General and administrative expense increased by $5,798 to $6,780 in 2007 from the same period in 2006. The Corporation is now an operating company since the acquisition of Thompson Creek USA but was only in the development stage in 2006. This increase primarily relates to staff compensation, audit and accounting fees and investor relations costs.
Exploration and development expense decreased by $357 in 2007 as compared to 2006. These costs relate to the Davidson Project development and vary period to period depending on activities. The Corporation is continuing with permitting and feasibility work for the Davidson Project.
Interest income increased by $4,059 to $4,163 in the six months ended June 30, 2007 as compared to the same period in 2006 as the Corporation had more cash from the equity financing related to the purchase, cash acquired with the Thompson Creek USA purchase and cash generated from operations.
Interest expense and finance fees of $27,538 in 2007 resulted from the long-term debt borrowed to finance the Thompson Creek USA acquisition and the equipment loans acquired as part of the acquisition. The Corporation incurred a one time prepayment premium of $2,474 in the 1st quarter of 2007 related to the early repayment of the 2nd Lien credit facility. The Corporation had no debt prior to the acquisition and therefore did not incur interest expense in the same period last year.
The Corporation has entered into agreements to purchase foreign currency on a forward basis. The Corporation has determined that these agreements are derivative instruments. The change in fair value of all of these agreements has resulted in an unrealized gain on other derivative instruments in 2007 of $1,388 compared to nil in the same period last year.
Stock based compensation increased $7,932 to $8,428 in the six months ended June 30, 2007 as compared to the same period in 2006. Options were granted to new and promoted staff.

Tax expense increased by $44,094 to $43,474 for the six months in 2007 as compared to 2006 as a result of the profitable operations in 2007. In 2006, the Corporation had no taxable income but had a future tax recovery related to the renunciation of exploration expenditures for the flow-through shares issued in 2005.
Cash Flows
Cash from operating activities provided $105,418 in the six months ended June 30, 2007 and required $6,423 in 2006. The increased cash flow was a result of the Thompson Creek USA acquisition in October 2006. The net income for the six months in 2007 of $104,534 included non-cash charges such as unrealized gain on derivative instruments of $1,388, stock-based compensation of $8,428, depreciation and depletion of $28,052 and amortized finance fees of $6,417 which were only partially offset by a future tax recovery of $28,352. Significant changes to the non-cash working capital in 2007 were increases in accounts payables and accrued liabilities of $36,354, accounts receivable of $15,764, income and mining taxes recoverable of $11,960 and a reduction in income and mining taxes payable of $31,032.
Investing activities required $23,419 for 2007 primarily for capital expenditures and deferred stripping costs.
Financing activities used $89,822 in 2007. The Corporation prepaid all of the outstanding $61,855 of its 2nd Lien credit facility and paid $70,253 as a principal payment on its 1st Lien credit facility. The Corporation raised $43,712 through common share issues on the exercise of warrants and options and a private placement of 3,000,000 shares in April 2007.
Liquidity and Capital Resources
During 2007, cash and cash equivalents decreased by $3,706 to $94,353 at June 30. The Corporation also has a $22,500 revolving credit facility available as part of its long term debt facility. The revolving credit facility matures October 26, 2011 and bears interest on outstanding balances at LIBOR plus 475 basis points. At June 30, 2007, the full amount of the revolving credit facility was available for use.
For the remainder of 2007, the Corporation’s expected capital requirements include: capital expenditures of approximately $9,500, scheduled principal repayments of approximately $33,400, interest payments of approximately $13,600, and Davidson Project feasibility and permitting costs of approximately $1,000. In January 2008, the Corporation will be required to make a payment to the Thompson Creek USA vendors of at least $50,000. The final amount to be paid is based on the average 2007 market price for molybdenum. If the average price continues to exceed $25.00 per pound for the remainder of the year, the payment will increase to $100,000.
In addition to the above amounts, financing for the Davidson Project construction will be required by 2008. The Davidson feasibility study is not completed so the amount required is unknown but is estimated by management to be approximately $50,000 to $60,000. The Corporation is considering options to finance this project that may include a joint venture arrangement with the other participant in the Endako joint venture. The Corporation’s loan facility restricts certain cash from being used for Davidson construction. At June 30, 2007 the Corporation has more than $55,000 that could be used for Davidson construction.
Management believes that its current cash and credit facilities, cash generated from operations and its ability to access to capital markets are sufficient to meet its ongoing obligations and capital requirements.

Outlook
This production was lower than historic levels and lower than planned for several reasons. The Thompson Creek Mine is in a development stage, in between two phases of the mine plan. Until the development of the next phase, Phase 6, is complete, the mine is producing primarily from lower grade, stockpiled material. This material is difficult to mill and has lower grade than the Phase 6 ore. In addition, the development work for Phase 6 has, earlier than expected, prevented access to exposed ore at the bottom of the pit. It is anticipated that, as the year progresses, the operations at the mine will continue to have improving access to Phase 6 ore consistent with the existing mine plan. During the new phase development period the operation will produce mostly from the low grade ore stockpile and so, for the last half of 2007, molybdenum production volumes will be lower and unit costs will be higher than past periods.
The impact from lower production on the Corporation’s third-quarter revenues may be offset in part by the higher molybdenum prices being enjoyed recently. The quoted price for molybdenum oxide rose to approximately $33 per pound on average in June from an approximate average of $28 in March and $25 per pound in January and February. Because of the normal one-month pricing lag on the Corporation’s sales, the Corporation did not begin to receive the highest prices evident in June until its July deliveries. The price increase that began in March has been generally sustained with the market price for molybdenum oxide remaining above $30 per pound to the date of this report.
As previously announced, the Corporation was expecting to produce 21 million pounds of molybdenum in 2007 from its existing Thompson Creek and Endako mines and is planning to increase production from these mines to 27 million pounds in 2008 and 29 million pounds in 2009. As a result of lower than expected ore grades and the expansion into a new phase of the Thompson Creek Mine, the Corporation now expects to produce slightly less than the previously announced forecast for 2007. The forecasts for 2008 and 2009 remain unchanged.
On July 10, 2007, the Corporation announced an updated estimate of ore reserves and mine life for its Endako Mine. The updated reserves and mine life were calculated by Wardrop Engineering Inc. to the specifications of the Canadian Securities Administrators National Instrument 43-101 and in accordance with the Canadian Institute of Mining Standards. Wardrop estimates that the Endako Mine’s reserves are 276 million tonnes of ore with an average grade equivalent to 0.051% molybdenum containing 310 million pounds of molybdenum (75% of which are to Thompson Creeks’s account). These reserves consist of proven reserves of 112 million tonnes at an average grade equivalent to 0.053% molybdenum and probable reserves of 164 million tonnes at an average grade equivalent to 0.049% molybdenum. The estimates are based on an assumed molybdenum price of $10 per pound and updated costs.
At the current milling rate of 10.2 million tonnes of ore per year, Wardrop estimates Endako’s mine life is 27 years, not including stockpile material. The previous reserve estimates and mine plan extending to 2013 for Endako assumed a long-term molybdenum price of $3.50 per pound and included 2.5 years of milling low-grade stockpile material. The Wardrop estimates are based on an optimized model for the Endako deposit combining the existing Endako, East Denak and West Denak pits into one “super pit”.
The new reserves and mine life estimates at the Endako Mine were estimated by Anoush Ebrahimi, P. Eng., of Wardrop Engineering Inc., a qualified person as defined in National Instrument 43-101.
Wardrop previously estimated, at a cut-off grade of 0.02% molybdenum, measured and indicated resources at the Endako Mine of 492 million tonnes with an average grade of 0.043% molybdenum and contained molybdenum of 464 million pounds (75% of which are to Thompson Creek’s account). Details are published in a news release dated April 16, 2007 and in a technical report available on SEDAR

(www.sedar.com). The mineral resource estimates were estimated by Greg Mosher, P. Geo, of Wardrop Engineering Inc., a qualified person as defined in National Instrument 43-101.
The Corporation has initiated a study to examine the feasibility of increasing production at Endako by increasing mill processing capacity to 50,000 tonnes per day from the current average of 28,000 tonnes per day. The Corporation expects to finalize the study by the end of 2007.
The Corporation is continuing efforts to update the resource estimates and a new mine plan for its Thompson Creek Mine. This work is expected to be completed later this year.
A feasibility study of the Davidson Project is currently being prepared by external consultants and is expected to be completed in 2007.
Related Party Transactions
The Corporation has a 75% interest in the Endako joint venture. The other participant in the joint venture is a related party as they jointly control significant assets. Consolidated sales to the group of companies of which the other participant is a member, were approximately $46,472 and $92,568 for the three and six months ended June 30, 2007 (2006 — nil).
During the three and six months ended June 30, 2007, office administration fees of $24 and $56 (2006 — $53 and $118) were incurred from Glencairn Gold Corporation, a company related through certain common directors and management, for rent and various office services provided by it. Included in accounts payable owing to this company at June 30, 2007 is $24 (December 31, 2006 — $31).
Commitments and Contingencies
As discussed above, in connection with the acquisition of Thompson Creek USA, the Corporation entered into the 1st Lien and 2nd Lien credit facility loan agreements. The 1st Lien credit facility requires quarterly principal payments. In addition to the regular principal payments, the Corporation is required to make additional principal payments upon the issuance of any new equity after the acquisition of Thompson Creek USA. This agreement requires additional principal repayments each year if cash flows, as defined in the loan agreement, in the year exceed the operating requirements of the Corporation. This loan is scheduled to mature on October 26, 2012. During the 1st quarter of 2007, the Corporation repaid the 2nd Lien credit facility.
In April 2007, the Corporation entered into an interest rate protection agreement, as required under the 1st Lien Credit Facility. As a result of the agreement, the Corporation has capped the underlying LIBOR rate on $132,500 of the 1st Lien at 6.0%. The LIBOR rate at June 30, 2007 was 5.4%.
Thompson Creek has entered into variable rate loan agreements to finance the purchase of certain mining equipment. The mining equipment is collateral for the loans. Each of these loans requires regular principal repayments and matures no later than 2010. These loans bear interest at LIBOR plus 200 basis points. As at June 30, 2007, the interest rate for these loans was 7.4%.

Maturities of long-term debt obligations are as follows:

	Senior	Equipment
	Secured	Loans	Total

Remainder of 2007	$33,409	$1,106	$34,515
2008	66,818	2,353	69,171
2009	66,818	2,423	69,241
2010	44,545	2,158	46,703
2011	31,182	—	31,182
Thereafter	26,728	—	26,728

	$269,500	$8,040	$277,540

The Corporation has entered into an agreement with a company associated with the other participant in the Endako joint venture in which the Corporation will sell up to 10% of certain production from the Thompson Creek Mine. The price to be paid will vary depending on the production costs and the market price of molybdenum. The Corporation expects to sell approximately 8 million pounds of molybdenum from 2007 to 2011 under the terms of this agreement. Approximately half of the expected sales are expected to be sold at $7.50 per pound. The remainder of the expected sales will be sold at a discount to the market price at the time of the sale. At current market price of $31.25 and current expected costs, this discount would be approximately $3.60 per pound.
The Corporation has agreements in which it has committed to sell specified amounts of molybdenum in the future at fixed prices. In addition to the agreements that were in place upon the acquisition of Thompson Creek USA (these agreements were entered into in 2004 and 2005), the Corporation has entered into new agreements during 2007, including an agreement with one of the companies associated with the other participant in the Endako joint venture, in which the Corporation will sell a specified amount of molybdenum for the remainder of 2007, 2008, 2009 and 2010 at fixed prices. At June 30, 2007, the Corporation has committed to sell approximately 3.8 million pounds for the remainder of 2007 through 2010 at an average price of $23.80 per pound.
The Corporation enters into forward currency contracts in order to reduce the impact of certain foreign currency fluctuations related to the operations of Endako. The forward currency contracts provide protection to the Corporation from fluctuations in the Canadian dollar. The terms of the contracts are less than one year. At June 30, 2007 the Corporation had open forward exchange contracts with a total commitment to purchase Cdn$15,000 at an average rate of US$0.91.
The Corporation has entered into agreements to purchase molybdenum in 2007. The Corporation expects it will purchase approximately 12 million pounds of molybdenum under these agreements. In the first six months of 2007 the Corporation has acquired 7 million pounds under these agreements and expects to purchase the remaining 5 million pounds in the 2nd half of 2007.
The Corporation will be required to pay at least $50,000 to the vendors of Thompson Creek USA under a contingent payment clause of the purchase agreement. This payment will increase to $100,000 if the average price of molybdenum exceeds $25.00 per pound for the year.

Summary of Quarterly Results
(US$ in thousands, except per share amounts)
(Unaudited)

	Sep 30	Dec 31	Mar 31	Jun 30	Sep 30	Dec 31	Mar 31	June 30
	2005	2005	2006	2006	2006	2006	2007	2007

Revenue	$—	$—	$—	$—	$—	$150,843	$267,967	$247,784
Net income (loss)	$(790)	$(2,490)	$(2,481)	$(2,855)	$(2,591)	$(12,716)	$47,735	$56,799
Income (loss) per share
- basic	$(0.02)	$(0.06)	$(0.06)	$(0.06)	$(0.05)	$(0.15)	$0.46	$0.51
- diluted	$(0.02)	$(0.06)	$(0.06)	$(0.06)	$(0.05)	$(0.15)	$0.45	$0.45
Total assets	$9,487	$8,397	$6,928	$7,752	$7,237	$899,912	$884,710	$987,253
Change in Accounting Policies
Accounting Changes
Effective January 1, 2007, the Corporation adopted the revised Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1506 “Accounting Changes”, which requires that: (a) a voluntary change in accounting principles can be made if, and only if, the changes result in more reliable and relevant information, (b) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change, and (c) for changes in estimates, the nature and amount of the change should be disclosed. The Corporation has not made any voluntary change in accounting principles since the adoption of the revised standard.
Financial Instruments, Hedges, Comprehensive Income
Effective January 1, 2007, the Corporation adopted the three new accounting standards and related amendments to other standards on financial instruments issued by the CICA, including CICA Handbook Section 1530, “Comprehensive Income”, Section 3251, “Equity”, Section 3855, “Financial Instruments - Recognition and Measurement” and Section 3865, “Hedges”.
(i) Financial Instruments — Recognition and Measurement
Under this new standard, all financial instruments are classified as one of the following: held-to-maturity investments, loans and receivables, held-for-trading or available-for-sale. Financial assets and liabilities held-for-trading are measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables, and financial liabilities other than those held-for-trading, are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. The standard also permits the designation of any financial instrument as held-for-trading upon initial recognition.
Effective January 1, 2007, the Corporation’s cash equivalents have been classified as available for sale investments and are recorded at fair value on the balance sheet.
All derivative instruments are recorded on the consolidated balance sheet at fair value. Mark-to-market adjustments on these instruments are included in net income. In accordance with the standard’s transitional provisions, the Corporation recognizes as separate assets and liabilities only embedded derivatives acquired or substantively modified on or after January 1, 2003.

All other financial instruments will be recorded at cost or amortized cost, subject to impairment reviews. The criteria for assessing an other-than-temporary impairment remain unchanged. Transaction costs incurred to acquire financial instruments are included in the underlying balance.
(ii) Hedges
This new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed for each of the permitted hedging strategies: fair-value hedges, cash-flow hedges and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation. The Corporation has not designated any agreements as hedges.
(iii) Comprehensive Income
This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income includes unrealized gains and losses on available for sale investments, gains and losses on certain derivative instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized. This statement has been included in the consolidated financial statements starting this period.
At January 1, 2007, in accordance with the transition provisions, the adoption of these standards relating to financial instruments resulted in the following changes to the Corporation’s financial statements:
•	a reclassification of deferred financing fees of $13,267 from assets to long-term debt, resulting in a $13,267 reduction in assets, a $2,230 reduction in the current portion of long-term debt, and a $11,037 reduction in long-term debt; and,

•	a change in terminology with reference to foreign currency gains and losses relating to self-sustaining foreign operations. Prior to the adoption of these standards, these unrealized gains and losses were classified and reported in the equity section of the balance sheet as a foreign currency translation adjustment. Prior year unrealized gains and losses are now classified and reported in the equity section of the balance sheet as accumulated other comprehensive loss.
Stripping Costs Incurred in the Production Phase of a Mining Operation
Effective January 1, 2007, the Corporation adopted the new recommendations of the CICA Emerging Issues Committee Abstract No. 160, “Stripping Costs Incurred in the Production Phase of a Mining Operation” (“EIC-160”). EIC-160 clarifies the treatment of costs associated with the activity of removing overburden and other mine waste materials in the production phase of a mining operation and requires that these costs be charged to income in the period in which they are incurred, except when the charges represent a betterment to the mineral property. Charges represent a betterment to the mineral property when the stripping activity provides access to reserves that will be produced in future periods that would not have been accessible without the stripping activity. When charges are deferred in relation to a betterment, the charges are amortized over the reserve accessed by the stripping activity using the units of production method.

Outstanding Share Data
Common shares and convertible securities outstanding at August 7, 2007 were:

			Common
	Expiry	Exercise	Shares on
Security	Dates	Prices	Exercise
		(Cdn$)	(000’s)

Common shares			112,961
Warrants	Feb 3, 2008 to Oct 23, 2011	$1.00 to $9.00	24,606
Share options	Nov 9, 2007 to May 10, 2012	$0.60 to $17.33	6,699

			144,266

Forward-Looking Information
Certain statements in this Management’s Discussion and Analysis of financial condition and results of operations contain “forward-looking statements” within the meaning of applicable Canadian securities legislation, which reflects management’s expectations regarding the Corporation’s future growth, results of operations, performance and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Forward-looking statements can be identified by the use of words such as “expects”, “plans”, “will”, “believe”, “estimates”, “intends”, “may”, “bodes”, and other words of similar meaning. Should known or unknown risks or uncertainties materialize, or should management’s assumptions prove inaccurate, actual results could vary materially from those anticipated. Many factors could cause results to differ materially from the results discussed in the forward-looking statements, including risks related to dependence on key suppliers, economic conditions, competition, regulatory change, molybdenum and other commodity prices, foreign exchange rates, and interest rates, change in project parameters as plans continue to be refined, possible variations of ore grade, failure of plant, equipment or processes to operate as anticipated, and other risks of the mining industry, delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Narrative Description of Business — Risks Factors” of the Corporation’s Annual Information Form for the year ended December 31, 2006 filed with the securities regulatory authorities in Canada. Although the forward-looking statements are based on what management believes to be reasonable assumptions, the Corporation cannot assure investors that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this report, and the Corporation does not assume any obligation to update or revise them to reflect new events or circumstances. Accordingly, readers should not place undue reliance on forward-looking statements.
August 10, 2007